

07002201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number:3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE
8- 65526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sound Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 Old Country Rd., Suite 209
(No. and Street)

Westbury	NY	11590
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Taormina — 516-393-0500
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miceli & Koenig, CPAs, P.C.
(Name - if *individual, state last, first, middle name*)

485 Underhill Blvd., Ste. 100	Syosset	NY	11791
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James Taormina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUND SECURITIES, LLC, as of DECEMBER 31 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


LYRICES RUIZ
Notary Public - State of New York
NO. 01RU6118594
Qualified In Queens County
My Commission Expires 11/5/08

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (1) An Oath or Affirmation.
- [ ] (in) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* *For conditions of confidential treatment of certainportions of thisfiling, see section 240.17a-5(e)(3).

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

CONTENTS



MICELI & KOENIG CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

INDEPENDENT AUDITOR'S REPORT

To the Member and Board of Directors of
Sound Securities, LLC
(A Limited Liability Company)
Westbury, New York

We have audited the accompanying statement of financial condition of Sound Securities, LLC, as of December 31, 2006, and the related statements of income, changes in owner's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sound Securities, LLC, as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles of the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.



MICELI & KOENIG, CPAs, P.C.

Syosset, New York
February 16, 2007

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

ASSETS:	
Cash	$44,248
Marketable securities	2,138,219
Receivables from brokers and dealers	290,539
Commissions receivable	147,270
Property and equipment, net	25,801
Due from member and related parties	73,208
Other assets	14,273
Total Assets	**$2,733,558**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	339,356
MEMBER'S EQUITY	
Total Member's Equity	2,394,202
Total Liabilities and Member's Equity	**$2,733,558**

The accompanying notes are an integral part of these financial statements.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Commissions	$3,130,515
Interest and dividend income	76,322
	3,206,837
OPERATING EXPENSES:	
Salaries, commissions and related expenses	2,575,906
Clearance and exchange fees	271,255
Regulatory fees	9,477
Other operating expenses	54,236
Occupancy and equipment rentals	33,526
Communications and data processing	27,411
Professional fees	44,584
Office expenses	6,508
Travel and entertainment	8,110
Unrealized/realized loss	8,237
	3,039,250
NET INCOME	**$167,587**

The accompanying notes are an integral part of these financial statements.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Member's Equity
Balance January 1, 2006	$430,068
Capital contributions	1,796,547
Net Income	167,587
Balance December 31, 2006	**$2,394,202**

The accompanying notes are an integral part of these financial statements.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$167,587
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	7,183
Market adjustment on marketable securities	8,237
Increase in receivables from brokers and dealers	(180,116)
Increase in receivables from related parties	(153,148)
Increase in other assets	(6,661)
Increase in accounts payable, accrued expenses and other liabilities	288,493
NET CASH PROVIDED BY OPERATING ACTIVITIES	131,575
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of marketable securities	(60,134)
Purchase of property and equipment	(3,032)
NET CASH USED IN INVESTING ACTIVITIES	(63,166)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Payments of long term note payable	(2,539)
Advances paid to member	(67,330)
Capital contributions received	40,000
NET CASH USED IN FINANCING ACTIVITIES	(29,869)
NET INCREASE IN CASH	38,540
CASH, BEGINNING OF YEAR	5,708
CASH, END OF YEAR	**$44,248**

SUPPLEMENTAL DATA FOR NON-CASH INVESTING AND FINANCING ACTIVITIES:

Member loan converted to capital contributions	$85,000
Marketable securities contributed by member	$1,671,547

The accompanying notes are an integral part of these financial statements.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENT

1 - ORGANIZATION

Sound Securities, LLC ("The Company") was organized in New York on October 30, 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission (The "SEC") and is a member of the National Association of Securities Dealers, Inc. (The "NASD") and the Securities Investor Protection Corporation (The "SIPC").

The Company had formerly operated as Arpent Securities, Inc. During 2004, Arpent Securities, Inc. transferred the operations of the broker-dealer to the Company. The Company was inactive in 2003.

In March 2004, ownership of the company was transferred to Peconic Holdings, LLC.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers. As a matter of normal business practice, the Company does not assume positions in securities. However, the Company has regulatory authorization to trade for its own account.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation and the SIPC up to $100,000. At December 31, 2006, the Company did not have cash or cash equivalent balances at risk.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENT

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date with related commission income and expenses reported on a trade date basis.

Valuation of Investments

All investments in marketable securities are valued at estimated fair value in the statement of financial position. If available, quoted market prices are used to value investments. Otherwise, investments are valued at bid prices based on market quotations prevailing on the last business day of the year. Invested cash is valued at cost which is its estimated fair value.

Intangible Assets

Intangible assets include costs incurred in organizing and starting up the broker dealer. These costs are being amortized over the term of five years utilizing the straight-line method.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Office equipment	5 years
Furniture and fixtures	7 years

Leasehold improvements are amortized over the shorter of the remaining term of the lease or the useful life of the improvement utilizing the straight-line method.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Income Taxes

Federal and state income taxes have not been provided for because a Limited Liability Company (an LLC) is classified as a partnership for income tax purposes and will not be subject to income tax. As such the LLC's income or loss and credits are passed through to the member and are reported on the member's income tax return.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

3 - INVESTMENTS

Investments at December 31, 2006 are stated at estimated fair value as summarized as follows:

	Fair Value
Preferred stock	$ 88,000
Municipal bonds	2,050,219
	$2,138,219

On December 31, 2006, the Company had $354,166 of their investments held by the clearing broker in its deposit account.

Investment income from investments above for the year ended December 31, 2006 is as follows:

Interest and dividend income	$ 76,322
Unrealized/realized gain (loss)	(8,237)
	$ 68,085

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENT

4 - DUE FROM CLEARING BROKER

The following amounts are due from the Company's clearing brokers as reflected on the statement of financial condition as of December 31, 2006:

	Penson	Merrill Broadcort	Total
Commissions receivable	$ -0-	$ 257,370	$ 257,370
Good faith deposits:			
Invested cash	25,690	7,478	33,169
	$ 25,690	$ 264,848	$ 290,539

5 - PROPERTY AND EQUIPMENT

Office equipment	$ 25,301
Furniture and fixtures	6,338
Leasehold improvements	10,528
	42,167
Less: Accumulated depreciation and amortization	(16,366)
	$ 25,801

Depreciation and amortization expense related to property and equipment amounted to $7,183 for the year ended December 31, 2006.

6 - RELATED PARTY

The Company advanced $67,330 to its member. No interest is being charged on these advances and they are expected to be repaid in the next twelve months. In addition, during the year, the Company through member's resolution converted advances from its member to member's equity.

The Company shares its offices with a party related through minority common ownership of its member. There is an expense sharing arrangement with the related party based on usage. At December 31, 2006, the Company was owed $5,878 from the related party for shared expense.

6 - RELATED PARTY (CONT'D).

In addition, the Company receives referral commissions from the related party for introducing potential investors during the normal course of business. These commissions are usually paid on a quarterly basis. At December 31, 2006, the Company had commissions receivable from the related party of $147,270.

7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company has net capital of $2,036,018 which was $1,936,018 in excess of its minimum required net capital of $100,000. The Company's net capital ratio was .17 to 1.

8 - COMMITMENTS AND CONTINGENCIES

The Company is contingently liable for losses incurred by its clearing brokers from defaults in payment of funds or delivery of securities by any introduced customer accounts.

The Company occupies facilities on a month-to-month basis. Currently, the monthly payments are $3,030.

9 - CONCENTRATION OF CREDIT RISK

Customer transactions are cleared through other broker-dealers on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the broker-dealer may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations.

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENT

9 - CONCENTRATION OF CREDIT RISK (CONT'D).

As of December 31, 2006, there were no significant customer accounts having unsecured debit balances that presented any risk.

10 - SUBSEQUENT EVENT

During 2006, the Company ceased clearing through Penson and intends to complete closing its clearing account with Penson in early 2007. The Company is presently using Merrill Broadcort exclusively as its clearing agent.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL		
Total member's equity		$2,394,202
Less: Non allowable assets		
Property and equipment, net	25,801	
Commissions receivable	147,270	
Related party receivables	73,208	
Other assets	14,273	
		260,552
Net capital before haircuts on securities positions (tentative net capital)		2,133,650
Haircuts on Securities		
State and municipal government obligations	88,529	
Preferred stock	8,800	
Undue concentration	303	
		97,632
Net Capital		2,036,018
CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED		
Minimum net capital required 6-2/3% of $339,356 pursuant to Rule 15C3-1		22,624
Minimum dollar net capital requirement of reporting broker/dealer		100,000
Minimum net capital requirements of broker/dealer		100,000
EXCESS NET CAPITAL		1,936,018
EXCESS NET CAPITAL AT 1,000 %		2,002,082
AGGREGATE INDEBTEDNESS		339,356
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.17**

See independent auditors' report.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF RESERVE FORMULA PURSUANT TO RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2006

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(ii)

See independent auditors' report.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

	Audited	Focus Report Unaudited		Difference
CURRENT ASSETS:				
Cash	$ 44,248	$ 9,460	(a)	$ 34,788
Marketable securities	2,138,219	2,138,219		-0-
Receivables from brokers and dealers	290,539	309,178	(b)	(18,639)
Commissions receivable	147,270	147,270		-0-
Property and equipment, net	25,801	22,165	(c)	3,636
Due from member and related parties	73,208	-0-	(d)	73,208
Other assets	14,273	88,401	(e)	(74,128)
Total Assets	**$2,733,558**	**$2,714,693**		**$ 18,865**

LIABILITIES AND MEMBER'S EQUITY

	Audited	Focus Report Unaudited		Difference
LIABILITIES				
Accounts payable, accrued expenses and other liabilities	$ 339,356	$ 322,898	(f)	$ 16,458
Total Liabilities	339,356	322,898		16,458
MEMBER'S EQUITY				
Total member's equity	2,394,202	2,391,795	(g)	$ 2,407
Total Liabilities and Member's Equity	**$2,733,558**	**$2,714,693**		**$ 18,865**

(a) Reclassification by auditor of cash account out of receivables.
(b) Adjustment of net commissions receivable from unsettled trade at December 31, 2006, and reclassification of cash accounts.
(c) Adjustment for depreciation of equipment, capitalization of fixed assets, and reclass by auditor.
(d) Reclassification of related party receivables by auditor.
(e) Adjustment for amortization, $920 and reclassification of related party receivables by auditor.
(f) Adjustment for accrued commissions from unsettled trades.
(g) Summary of difference listed above.

See independent auditors' report.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
AS OF DECEMBER 31, 2006

Net capital as reported on the Focus Report, Part IIA	$2,036,327
Adjustments	(309)
Net capital as adjusted and as reported per audited financial statements	$2,036,018

The difference between the auditors' net capital and the net capital reported by the broker is primarily a revision of estimates that were used to file the original Form X-17a-5(a) due to required filing deadlines. The audited report reflects the (adjusted) actual balances and revised estimates available subsequent to the previous filing. In order for Sound Securities, LLC to file Form X-17a-5(a) in a timely manner, certain amounts require estimates.

See independent auditors' report.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member and Board of Directors of
Sound Securities, LLC
(A Limited Liability Company)
Westbury, New York

In planning and performing our audit of the financial statements of Sound Securities, LLC ("The Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including test of compliance, with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15(c)3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the reductions of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.



MICELI & KOENIG, CPAs, P.C.

Syosset, New York
February 16, 2007

END